Consulting Agreement

This Consulting Agreement is effective July 2, 2021 by and between Sandra Pennell, 3931 Lakes Edge Drive Commerce Twp, MI 48382 (“Consultant”) and Vericel Corporation, 64 Sidney Street, Cambridge, MA 02139 (“Vericel”).

1.Consultant shall provide Vericel feedback, as requested, on various potential projects. Vericel shall compensate Consultant at an hourly rate of two hundred thirty US dollars ($230), which shall include preparation time. Unless otherwise agreed to by the Parties in writing, the fees and expenses under this Statement of Work shall not exceed fifteen thousand US dollars ($15,000). Consultant shall submit invoices consistent with Vericel instruction documenting the time spent on the services.

2.Consultant shall treat any and all material/information provided by Vericel as confidential and not share the material nor the information discussed with Vericel with any third parties.

3.The Parties represent and warrant that the fees payable under this Agreement were determined by the Parties, through good faith and arms’ length bargaining, to constitute fair market value for the Services.

4.Consultant agrees and acknowledges that Consultant has disclosed and, if required, obtained the necessary permissions regarding Consultant’s relationship with Vericel, as established by this Agreement, to all necessary parties, including, without limitation, Consultant’s employer.

5.This Agreement shall expire on August 6, 2021. This Agreement may only be modified, including its extension, if done so in writing by both Parties.

6.The Parties agree that this Agreement may be duly executed and delivered (i) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement; and (ii) electronically in PDF format. The Parties agree that facsimile or PDF copies of signatures shall have the same effect as original signatures, and this Agreement shall be deemed fully executed and delivered, regardless of whether manually signed copies are exchanged.

Vericel Corporation	Consultant

Joe Mara	Sandra Pennell